Exhibit 99.1

EXPLANATION OF RESPONSES

Represents a disposition of Common Stock, par value $0.01, of Bronco Drilling Company, Inc., a Delaware corporation (the “Company”) pursuant to the tender offer contemplated by that certain Agreement and Plan of Merger, dated as of April 14, 2011 (the “Merger Agreement”), by and among Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), Nomac Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and the Company, in accordance with that certain Tender and Support Agreement, dated as of April 14, 2011, by and among Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria), Carso Infraestructura y Construcción, S.A.B. de C.V. (“CICSA”), Parent and Purchaser (the “Tender Agreement”).  In addition, pursuant to the terms of the Merger Agreement, on June 6, 2011, Purchaser was merged with and into the Company, with the Company continuing as the surviving corporation. At the effective time of the merger, the Warrant held by CICSA terminated and ceased to represent a right to acquire shares of Common Stock, and was converted into the right to receive an amount in cash determined in accordance with the Tender Agreement.

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, Maria Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family” and, together with Inmobiliaria and CICSA, the “Reporting Persons”) indirectly beneficially own a majority of the outstanding voting and equity securities of each of Inmobiliaria and CICSA.  All of the shares of the Common Stock disclosed in this Form 4 were owned by the Reporting Persons, including the shares of common stock issuable to CICSA pursuant to a Warrant.  The principal business address for each member of the Slim Family is: Paseo de las Palmas 736, Colonia Lomas de Chapultepec, 11000 México, D.F., México.